[As filed via EDGAR System on May 31, 2001]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EAGLE SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   269894-10-1

                                 (CUSIP Number)

      Bradco Supply Corporation           Barry Segal
      13 Production Way                   c/o Bradco Supply Corporation
      P.O. Box 67                         13 Production Way
      Avenel, New Jersey 07001            P.O. Box 67
      Phone: (732) 382-3400               Avenel, New Jersey 07001
                                          Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  May 21, 2001
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 269894-10-1             SCHEDULE 13D                 Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW JERSEY
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        26,700
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               26,700
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.31%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP NO. 269894-10-1             SCHEDULE 13D                 Page 3 of 8 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        514,880
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               514,880
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      541,580
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.36%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D originally filed jointly by the Reporting Persons on February 2, 2001, (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Eagle Supply Group, Inc ("Eagle" or "Company").

Item 1. Security and Issuer

            No change.

Item 2. Identity and Background

      Information Regarding Bradco

      -------------------------------------

            No change

       Information Regarding Barry Segal

       ---------------------------------------

            No change

Item 3. Source and Amount of Funds or Other Consideration

      Since last reported, Bradco has further directly purchased approximately 6,200 shares of Company Common Stock on the open market for the aggregate net purchase price of approximately $8,758. None of these purchases were made within the last 60 days. The source of funds for the payment by Bradco for such Company Common Stock was Bradco's working capital.

      Since last reported, Segal has further directly purchased approximately 89,500 shares of Company Common Stock on the open market for the aggregate net purchase price of approximately $110,477. An itemized breakdown of the daily transactions for the prior 60 days is more fully set forth in Item 5 below. The source of funds for the payment by Segal for such Company Common Stock was with borrowed funds obtained from his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Segal's behalf.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 514,880 shares of Company Common Stock, representing approximately 6.05% of the outstanding Company Common Stock (based on the 8,510,000 shares of Company Common Stock reported to be outstanding as of May 10, 2001 in the Company's Quarterly Report on Form 10Q for the three months ended March 31, 2001). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 26,700 shares of Company Common Stock owned by Bradco, representing approximately 0.31% of the outstanding Company

Common Stock. Therefore, Segal may be deemed the beneficial owner of 541,580 shares of Company Common Stock representing approximately 6.36% of the outstanding Company Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by it.

      (c) Within the last 60 days, the following purchase and sales of Company Common Stock have been effected on the open market by the Reporting Persons.

I. Barry Segal

Trade Type          Ticker      Quantity         Date        Price       Total
----------------   ---------  -------------  -------------  --------   ---------
Sold                 EEGL       (4,000)       03/01/2001    $1.562     $6,248.00
Sold                 EEGL       (4,000)       03/05/2001    $1.562     $6,248.00
Sold                 EEGL       (3,000)       03/05/2001    $1.562     $4,686.00
Bought               EEGL         700         03/05/2001    $1.438     $1,006.60
Sold                 EEGL       (2,000)       03/06/2001    $1.625     $3,250.00
Bought               EEGL        4,000        03/07/2001    $1.50      $6,000.00
Sold                 EEGL       (4,000)       03/08/2001    $1.594     $6,376.00
Sold                 EEGL       (4,000)       03/09/2001    $1.594     $6,376.00
Bought               EEGL        4,000        03/09/2001    $1.50      $6,000.00
Bought               EEGL        4,000        03/12/2001    $1.375     $5,500.00
Bought               EEGL        4,000        03/12/2001    $1.438     $5,752.00
Bought               EEGL        3,300        03/12/2001    $1.438     $4,745.40
Bought               EEGL        4,000        03/12/2001    $1.469     $5,876.00
Bought               EEGL         900         03/14/2001    $1.375     $1,237.50
Bought               EEGL        4,000        03/14/2001    $1.406     $5,624.00
Bought               EEGL        4,000        03/14/2001    $1.406     $5,624.00
Bought               EEGL        3,100        03/15/2001    $1.375     $4,262.50
Bought               EEGL        4,000        03/16/2001    $1.438     $5,752.00
Sold                 EEGL       (4,000)       03/16/2001    $1.562     $6,248.00
Bought               EEGL        3,000        03/20/2001    $1.375     $4,125.00
Bought               EEGL        4,000        03/20/2001    $1.344     $5,376.00
Bought               EEGL        4,000        03/22/2001    $1.312     $5,248.00
Bought               EEGL        3,000        03/22/2001    $1.375     $4,125.00
Bought               EEGL        4,000        03/26/2001    $1.25      $5,000.00
Bought               EEGL        2,480        04/02/2001    $1.25      $3,100.00
Bought               EEGL        4,000        04/05/2001    $1.25      $5,000.00
Bought               EEGL         400         04/09/2001    $1.25      $500.00
Bought               EEGL        2,900        04/10/2001    $1.25      $3,625.00
Sold                 EEGL       (4,000)       04/11/2001    1.27       $5,080.00
Bought               EEGL        2,900        04/11/2001    $1.25      $3,625.00
Sold                 EEGL       (1,500)       04/11/2001    $1.28      $1,920.00
Sold                 EEGK       (1,000)       04/11/2001    $1.25      $1,250.00
Sold                 EEGL       (2,500)       04/12/2001    $1.28      $3,200.00
Bought               EEGL        4,000        04/16/2001    $1.26      $5,040.00
Bought               EEGL        4,000        04/18/2001    $1.25      $5,000.00
Bought               EEGL        4,000        04/18/2001    $1.25      $5,000.00
Bought               EEGL        4,000        04/18/2001    $1.25      $5,000.0
Bought               EEGL        1,900        04/18/2001    $1.25      $2,375.00
Bought               EEGL        4,000        04/19/2001    $1.27      $5,080.00
Sold                 EEGL        (750)        04/19/2001    $1.35      $1,012.50
Sold                 EEGL        (750)        04/19/2001    $1.35      $1,012.50
Sold                 EEGL        (100)        04/19/2001    $1.28      $128.00

Trade Type          Ticker      Quantity         Date        Price       Total
----------------   ---------  -------------  -------------  --------   ---------
Sold                 EEGL        (150)        04/19/2001    $1.41      $211.50
Bought               EEGL        3,100        04/20/2001    $1.25      $3,875.00
Bought               EEGL        4,000        04/20/2001    $1.25      $5,000.00
Sold                 EEGL       (4,000)       04/23/2001    $1.33      $5,320.00
Sold                 EEGL       (2,000)       04/23/2001    $1.32      $2,640.00
Bought               EEGL        4,000        04/26/2001    $1.27      $5,080.00
Sold                 EEGL       (4,000)       05/01/2001    $1.27      $5,080.00
Bought               EEGL         500         05/01/2001    $1.31      $655.00
Bought               EEGL        1,500        05/01/2001    $1.36      $2,040.00
Bought               EEGL        4,000        05/04/2001    $1.20      $4,800.00
Bought               EEGL        4,000        05/04/2001    $1.29      $5,160.00
Bought               EEGL        4,000        05/07/2001    $1.31      $5,240.00
Bought               EEGL        4,000        05/07/2001    $1.31      $5,240.00
Bought               EEGL        4,000        05/08/2001    $1.31      $5,240.00
Bought               EEGL        2,000        05/08/2001    $1.32      $2,640.00
Bought               EEGL        2,000        05/08/2001    $1.33      $2,660.00
Bought               EEGL        4,000        05/08/2001    $1.31      $5,240.00
Bought               EEGL         400         05/09/2001    $1.33      $532.00
Bought               EEGL        3,000        05/09/2001    $1.32      $3,960.00
Bought               EEGL         100         05/10/2001    $1.25      $125.00
Bought               EEGL         500         05/10/2001    $1.24      $620.00
Bought               EEGL        4,000        05/10/2001    $1.25      $5,000.00
Bought               EEGL        1,700        05/11/2001    $1.32      $2,244.00
Bought               EEGL        1,000        05/11/2001    $1.30      $1,300.00
Bought               EEGL        1,000        05/11/2001    $1.30      $1,300.00
Sold                 EEGL       (2,000)       05/14/2001    $1.36      $2,720.00
Sold                 EEGL        (400)        05/17/2001    $1.32      $528.00
Bought               EEGL         500         05/18/2001    $1.39      $695.00
Bought               EEGL        1,000        05/18/2001    $1.40      $1,400.00
Bought               EEGL        1,000        05/18/2001    $1.39      $1,390.00
Bought               EEGL        1,000        05/18/2001    $1.36      $1,360.00
Bought               EEGL        1,000        05/18/2001    $1.36      $1,360.00

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      ------------------------------------

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to Schedule A of the Reporting Persons Schedule 13D filed February 2, 2000).

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31,  2001

                                    BRADCO SUPPLY CORPORATION


                                    By: /s/ Barry Segal
                                       ---------------------------
                                    Name: Barry Segal
                                    Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2001


                                    By:  /s/ Barry Segal
                                       ---------------------------
                                    Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eagle Supply Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of 31st day of May, 2001.

                                    BRADCO SUPPLY CORPORATION


                                    By:  /s/ Barry Segal
                                       ---------------------------
                                    Name: Barry Segal
                                    Title: Chief Executive Officer


                                    By:  /s/ Barry Segal
                                       ---------------------------
                                    Name: Barry Segal